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                            October 28, 2020

       Christopher Sorrells
       Chief Executive Officer
       SPRING VALLEY ACQUISITION CORP.
       2100 McKinney Ave., Suite 1675
       Dallas, TX 75201

                                                        Re: SPRING VALLEY
ACQUISITION CORP.
                                                            Amendment No. 2 to
Form S-1
                                                            Filed October 23,
2020
                                                            File No. 333-249067

       Dear Mr. Sorrells:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment 2 to Form S-1 filed October 23, 2020

       Part II
       Exhibits and Financial Statement Schedules, page II-2

   1. We note you have reduced your offering from $250 million to $200 million with
                                                        20,000,000 Units.
However, a number of your exhibits still reference the 25,000,000 Units offering. For example
only, we note the legality opinions, the underwriting agreement and the warrant
agreement describe the offering as an offering for 25,000,000 units.
                                                         Please file updated
exhibits reflecting your current offering.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Sorrells
SPRING VALLEY ACQUISITION CORP.
October 28, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Sorrells
                                           Division of Corporation Finance
Comapany NameSPRING VALLEY ACQUISITION CORP.
                                           Office of Real Estate & Construction
October 28, 2020 Page 2
cc:       Matthew Pacey
FirstName LastName